SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 18)*

Books-A-Million, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

098570-10-4

(CUSIP Number)

Abroms & Associates, P.C.

201 S. Court Street, Suite 610

Florence, Alabama 35630

(256) 767-0740

Attention: Martin R. Abroms

Copy to:

Munger, Tolles & Olson LLP

355 South Grand Avenue

Los Angeles, California 90071

(213) 683-9100

Attention: Mary Ann Todd

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 098570-10-4

1	Name of reporting person ANDERSON BAMM HOLDINGS, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,513,302
	8	Shared voting power 0
	9	Sole dispositive power 1,513,302
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person OO

13D

CUSIP No. 098570-10-4

1	Name of reporting person CHARLES C. ANDERSON
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 183,000
	8	Shared voting power 0
	9	Sole dispositive power 183,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person IN

13D

CUSIP No. 098570-10-4

1	Name of reporting person HILDA B. ANDERSON
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 14,111
	8	Shared voting power 0
	9	Sole dispositive power 14,111
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person IN

13D

CUSIP No. 098570-10-4

1	Name of reporting person JOEL R. ANDERSON
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,614,874
	8	Shared voting power 0
	9	Sole dispositive power 1,614,874
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person IN

13D

CUSIP No. 098570-10-4

1	Name of reporting person CHARLES C. ANDERSON, JR.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 580,422
	8	Shared voting power 0
	9	Sole dispositive power 580,422
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person IN

13D

CUSIP No. 098570-10-4

1	Name of reporting person CHARLES C. ANDERSON, III
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 23,794
	8	Shared voting power 0
	9	Sole dispositive power 23,794
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person IN

13D

CUSIP No. 098570-10-4

1	Name of reporting person TERRENCE C. ANDERSON
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF/OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 719,114
	8	Shared voting power 0
	9	Sole dispositive power 699,210
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person IN

13D

CUSIP No. 098570-10-4

1	Name of reporting person CLYDE B. ANDERSON
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF/OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,299,425
	8	Shared voting power 0
	9	Sole dispositive power 2,980,121
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person IN

13D

CUSIP No. 098570-10-4

1	Name of reporting person HAROLD M. ANDERSON
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 684,335
	8	Shared voting power 0
	9	Sole dispositive power 684,335
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person IN

13D

CUSIP No. 098570-10-4

1	Name of reporting person HAYLEY ANDERSON MILAM
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 25,380
	8	Shared voting power 0
	9	Sole dispositive power 25,380
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person IN

13D

CUSIP No. 098570-10-4

1	Name of reporting person ASHLEY RUTH ANDERSON
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 84,000
	9	Sole dispositive power 0
	10	Shared dispositive power 84,000
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person IN

13D

CUSIP No. 098570-10-4

1	Name of reporting person THE ASHLEY ANDERSON TRUST
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization ALABAMA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 84,000
	8	Shared voting power 0
	9	Sole dispositive power 84,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person OO

13D

CUSIP No. 098570-10-4

1	Name of reporting person LAUREN A. ANDERSON IRREVOCABLE TRUST
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization TENNESSEE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 25,380
	8	Shared voting power 0
	9	Sole dispositive power 25,380
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person OO

13D

CUSIP No. 098570-10-4

1	Name of reporting person OLIVIA BARBOUR ANDERSON 1995 TRUST
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization ALABAMA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,200
	8	Shared voting power 0
	9	Sole dispositive power 1,200
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person OO

13D

CUSIP No. 098570-10-4

1	Name of reporting person ALEXANDRA RUTH ANDERSON IRREVOCABLE TRUST
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization ALABAMA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,200
	8	Shared voting power 0
	9	Sole dispositive power 1,200
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person OO

13D

CUSIP No. 098570-10-4

1	Name of reporting person FIRST ANDERSON GRANDCHILDREN’S TRUST FBO CHARLES C. ANDERSON, III
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,224
	8	Shared voting power 0
	9	Sole dispositive power 11,224
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person OO

13D

CUSIP No. 098570-10-4

1	Name of reporting person FIRST ANDERSON GRANDCHILDREN’S TRUST FBO HAYLEY E. ANDERSON
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,224
	8	Shared voting power 0
	9	Sole dispositive power 11,224
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person OO

13D

CUSIP No. 098570-10-4

1	Name of reporting person FIRST ANDERSON GRANDCHILDREN’S TRUST FBO LAUREN A. ANDERSON
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,224
	8	Shared voting power 0
	9	Sole dispositive power 11,224
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person OO

13D

CUSIP No. 098570-10-4

1	Name of reporting person SECOND ANDERSON GRANDCHILDREN’S TRUST FBO ALEXANDRA R. ANDERSON
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,224
	8	Shared voting power 0
	9	Sole dispositive power 11,224
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person OO

13D

CUSIP No. 098570-10-4

1	Name of reporting person THIRD ANDERSON GRANDCHILDREN’S TRUST FBO TAYLOR C. ANDERSON
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,224
	8	Shared voting power 0
	9	Sole dispositive power 11,224
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person OO

13D

CUSIP No. 098570-10-4

1	Name of reporting person FOURTH ANDERSON GRANDCHILDREN’S TRUST FBO CARSON C. ANDERSON
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,224
	8	Shared voting power 0
	9	Sole dispositive power 11,224
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person OO

13D

CUSIP No. 098570-10-4

1	Name of reporting person FIFTH ANDERSON GRANDCHILDREN’S TRUST FBO HAROLD M. ANDERSON
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,224
	8	Shared voting power 0
	9	Sole dispositive power 11,224
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person OO

13D

CUSIP No. 098570-10-4

1	Name of reporting person SIXTH ANDERSON GRANDCHILDREN’S TRUST FBO BENTLEY B. ANDERSON
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,224
	8	Shared voting power 0
	9	Sole dispositive power 11,224
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person OO

13D

CUSIP No. 098570-10-4

1	Name of reporting person THE CHARLES C. ANDERSON FAMILY FOUNDATION
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization ALABAMA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 83,000
	8	Shared voting power 0
	9	Sole dispositive power 83,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person OO

13D

CUSIP No. 098570-10-4

1	Name of reporting person THE JOEL R. ANDERSON FAMILY FOUNDATION
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization ALABAMA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 83,000
	8	Shared voting power 0
	9	Sole dispositive power 83,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person OO

13D

CUSIP No. 098570-10-4

1	Name of reporting person THE CLYDE AND SUMMER ANDERSON FOUNDATION (formerly The Clyde B. Anderson Family Foundation)
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization ALABAMA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 46,000
	8	Shared voting power 0
	9	Sole dispositive power 46,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person OO

13D

CUSIP No. 098570-10-4

1	Name of reporting person KAYRITA M. ANDERSON
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 20,611
	8	Shared voting power 0
	9	Sole dispositive power 20,611
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person IN

13D

CUSIP No. 098570-10-4

1	Name of reporting person TERRANCE G. FINLEY
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 463,472
	8	Shared voting power 0
	9	Sole dispositive power 250,603
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person IN

13D

CUSIP No. 098570-10-4

1	Name of reporting person R. TODD NODEN
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 272,500
	8	Shared voting power 0
	9	Sole dispositive power 20,973
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person IN

13D

CUSIP No. 098570-10-4

1	Name of reporting person JAMES F. TURNER
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 218,888
	8	Shared voting power 0
	9	Sole dispositive power 97,381
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,834,800 (See Item 2)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.8%
14	Type of reporting person IN

This Amendment No. 18 (this “Amendment”) amends and supplements the Schedule 13D (as previously amended, this “Schedule 13D”) filed by the persons (other than Terrance G. Finley, R. Todd Noden and James F. Turner (collectively, the “Management Rollover Investors”)) who are listed below as signatories to this Amendment (collectively, the “Anderson Family”) with respect to the Common Stock, par value $0.01 (the “Shares”), of Books-A-Million, Inc., a Delaware corporation, 402 Industrial Lane, Birmingham, Alabama 35211 (the “Issuer”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the original Schedule 13D and prior amendments hereto.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented as follows:

(a)-(c) The first paragraph of Item 2 (a)-(c) is hereby amended and restated in its entirety as set forth below:

This statement is jointly filed by the entities and persons listed below (each individually a “Reporting Person” and collectively the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each member of the Anderson Family has entered into that certain Group Administration Agreement dated as of April 9, 2007 (the “Group Administration Agreement” or the “GAA,” a copy of which was previously filed as Exhibit 1 to this Schedule 13D), as supplemented by that certain Joinder to Group Administration Agreement dated as of September 2, 2008 (a copy of which was previously filed as Exhibit 3 to this Schedule 13D) and that certain Joinder to Group Administration Agreement dated as of April 10, 2014 (a copy of which was previously filed as Exhibit 14 to this Schedule 13D), and as amended by that certain Amendment to Group Administration Agreement dated as of October 15, 2014 (a copy of which is filed as Exhibit 16 hereto), with Abroms & Associates, P.C., an Alabama professional corporation (the “Group Administrator”), pursuant to which such persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Pursuant to the Group Administration Agreement, the members of the Anderson Family have agreed to coordinate and administer their individual transactions in the Common Stock of the Issuer in order to provide for the orderly purchase and disposition of Common Stock. The Reporting Persons do not have the power to vote or dispose of, or to direct the vote or disposition of, the Shares of any other Reporting Person, other than as otherwise set forth herein. Information contained in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of any information provided by any other person.

The second paragraph of Item 2 (a)-(c) is hereby amended and supplemented as follows:

(xxviii) Terrance G. Finley, a United States citizen. Mr. Finley’s business address is 402 Industrial Lane, Birmingham, Alabama 35211, and his principal occupation is Chief Executive Officer and President of the Issuer.

(xxix) R. Todd Noden, a United States citizen. Mr. Noden’s business address is 402 Industrial Lane, Birmingham, Alabama 35211, and his principal occupation is Executive Vice President and Chief Financial Officer of the Issuer.

(xxx) James F. Turner, a United States citizen. Mr. Turner’s business address is 402 Industrial Lane, Birmingham, Alabama 35211, and his principal occupation is Executive Vice President/Real Estate and Business Development of the Issuer.

(d) During the last five years, none of the Management Rollover Investors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Management Rollover Investors has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Management Rollover Investors is as set forth above.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following after the final paragraph thereof:

The Shares held by Mr. Finley were acquired through restricted stock awards granted to Mr. Finley as compensation for his service as an executive officer of the Issuer and through participation in the Issuer’s 401(k) Profit Sharing Plan.

The Shares held by Mr. Noden were acquired through restricted stock awards granted to Mr. Noden as compensation for his service as an executive officer of the Issuer.

The Shares held by Mr. Turner were acquired through restricted stock awards granted to Mr. Turner as compensation for his service as an executive officer of the Issuer and through participation in the Issuer’s 401(k) Profit Sharing Plan.

It is anticipated that the funding required for the transaction contemplated by the Merger Agreement will be approximately $18 million. The Transaction is expected to be financed through borrowings drawn under the Issuer’s existing credit facility and through the Anderson Family’s contribution of the Rollover Shares to Parent.

In addition, the Management Rollover Investors entered into agreements substantially similar to the Rollover Letter (each, a “Management Rollover Agreement”), pursuant to which, the Management Rollover Investors will, subject to the terms and conditions contained therein and immediately prior to the effective time of the Merger, contribute approximately 954,860 Shares and restricted stock awards, consisting of all of the Shares and restricted stock awards owned by the Management Rollover Investors (the “Management Rollover Shares”) to Parent in exchange for equity interests in Parent. The form of Management Rollover Agreement is filed as Exhibit 23 hereto and is incorporated by reference into this Item 3. The foregoing description of the Management Rollover Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text thereof.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following after the final paragraph thereof:

In connection with the Merger, the Management Rollover Investors entered into Management Rollover Agreements as described in Item 3 above. The form of Management Rollover Agreement is filed as Exhibit 23 hereto and incorporated by reference into this Item 4. The description of the Management Rollover Agreement does not purport to be complete, and is qualified in its entirety by reference thereto.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The Reporting Persons may be deemed to beneficially own an aggregate of 9,834,800 Shares, which Shares represent approximately 63.8% of the 15,409,112 Shares which the Issuer has informed the Reporting Persons were outstanding as of July 4, 2015. However, no Reporting Person has the power to vote or dispose of, or to direct the vote or disposition of, the Shares of any other Reporting Person, other than as otherwise set forth herein.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
Anderson BAMM Holdings, LLC(1)	9,834,800	63.8%	1,513,302		0	1,513,302		0
Charles C. Anderson	9,834,800	63.8%	183,000	(2)	0	183,000	(2)	0
Hilda B. Anderson	9,834,800	63.8%	14,111		0	14,111		0
Joel R. Anderson	9,834,800	63.8%	1,614,874	(3)	0	1,614,874	(3)	0
Charles C. Anderson, Jr.	9,834,800	63.8%	580,422		0	580,422		0
Charles C. Anderson, III	9,834,800	63.8%	23,794		0	23,794		0
Terrence C. Anderson	9,834,800	63.8%	719,114	(4)	0	699,210	(4)	0
Clyde B. Anderson	9,834,800	63.8%	3,299,425	(5)	0	2,980,121	(5)	0
Harold M. Anderson	9,834,800	63.8%	684,335		0	684,335		0
Hayley Anderson Milam	9,834,800	63.8%	25,380		0	25,380		0
Ashley Ruth Anderson(6)	9,834,800	63.8%	0		84,000	0		84,000
The Ashley Anderson Trust(6)	9,834,800	63.8%	84,000		0	84,000		0
Lauren A. Anderson Irrevocable Trust	9,834,800	63.8%	25,380		0	25,380		0
Olivia Barbour Anderson 1995 Trust	9,834,800	63.8%	1,200		0	1,200		0
Alexandra Ruth Anderson Irrevocable Trust	9,834,800	63.8%	1,200		0	1,200		0
First Anderson Grandchildren’s Trust FBO Charles C. Anderson, III	9,834,800	63.8%	11,224		0	11,224		0
First Anderson Grandchildren’s Trust FBO Hayley E. Anderson	9,834,800	63.8%	11,224		0	11,224		0
First Anderson Grandchildren’s Trust FBO Lauren A. Anderson	9,834,800	63.8%	11,224		0	11,224		0
Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson	9,834,800	63.8%	11,224		0	11,224		0
Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson	9,834,800	63.8%	11,224		0	11,224		0
Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson	9,834,800	63.8%	11,224		0	11,224		0
Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson	9,834,800	63.8%	11,224		0	11,224		0
Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson	9,834,800	63.8%	11,224		0	11,224		0
The Charles C. Anderson Family Foundation(7)	9,834,800	63.8%	83,000		0	83,000		0
The Joel R. Anderson Family Foundation(8)	9,834,800	63.8%	83,000		0	83,000		0
The Clyde and Summer Anderson Foundation(9)	9,834,800	63.8%	46,000		0	46,000		0
Kayrita M. Anderson	9,834,800	63.8%	20,611		0	20,611		0
Terrance G. Finley	9,834,800	63.8%	463,472	(10)	0	250,603	(10)	0
R. Todd Noden	9,834,800	63.8%	272,500	(11)	0	20,973	(11)	0
James F. Turner	9,834,800	63.8%	218,888	(12)	0	97,381	(12)	0

(1)	Anderson BAMM Holdings, LLC issued membership interests to certain of the Reporting Persons in exchange for Shares of Common Stock of the Issuer held by such persons, as specified in the ABH LLC Agreement, which was previously filed as Exhibit 2 to this Schedule 13D, as amended by the First Amendment, which was previously filed as Exhibit 4 to this Schedule 13D, the Second Amendment, which was previously filed as Exhibit 5 to this Schedule 13D and which was re-filed with Amendment No. 9 to this Schedule 13D to correct an inadvertent error on Exhibit A thereto, the Third Amendment, which was previously filed as Exhibit 12 to this Schedule 13D, the Fourth Amendment, which was previously filed as Exhibit 15 to this Schedule 13D, and the Fifth Amendment, which was previously filed as Exhibit 17 to this Schedule 13D. See Item 6 of this Schedule 13D.
(2)	Includes 83,000 Shares held by The Charles C. Anderson Family Foundation. Charles C. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these Shares.
(3)	Includes 83,000 Shares held by The Joel R. Anderson Family Foundation. Joel R. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these Shares.
(4)	Mr. Anderson owns 19,904 Shares of restricted stock, all of which will vest after September 13, 2015. Mr. Anderson has the power to vote all of the restricted Shares. Consequently, the number of Shares set forth under Sole Voting Power includes all 19,904 Shares of restricted stock, but the number of Shares set forth under Sole Dispositive Power does not include any Shares of restricted stock that will not vest within 60 days of July 13, 2015.
(5)	The Shares set forth under Sole Voting Power and Sole Dispositive Power include 46,000 Shares held by The Clyde and Summer Anderson Foundation (formerly The Clyde B. Anderson Family Foundation). Clyde B. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these Shares. The Shares set forth under Sole Voting Power and Sole Dispositive Power also include 26,380 Shares held by Clyde B. Anderson in the Books-A-Million, Inc. 401(k) Profit Sharing Plan. Further, Mr. Anderson owns 319,304 Shares of restricted stock, all of which will vest after September 13, 2015. Mr. Anderson has the power to vote all of the restricted shares. Consequently, the number of shares set forth under Sole Voting Power includes all 319,304 Shares of restricted stock, but the number of Shares set forth under Sole Dispositive Power does not include any Shares of restricted stock that will not vest within 60 days of July 13, 2015.
(6)	The Shares over which Ashley Ruth Anderson has shared voting power and shared dispositive power are held of record by The Ashley Anderson Trust.
(7)	These Shares are owned of record by The Charles C. Anderson Family Foundation. Charles C. Anderson has sole voting and dispositive power over these Shares.
(8)	These Shares are owned of record by The Joel R. Anderson Family Foundation. Joel R. Anderson has sole voting and dispositive power over these Shares.
(9)	These Shares are owned of record by The Clyde and Summer Anderson Foundation (formerly The Clyde B. Anderson Family Foundation). Clyde B. Anderson has sole voting and dispositive power over these Shares.
(10)	The Shares set forth under Sole Voting Power and Sole Dispositive Power also include 1,075 Shares held by Mr. Finley in the Books-A-Million, Inc. 401(k) Profit Sharing Plan. Further, Mr. Finley owns 212,869 Shares of restricted stock, all of which will vest after October 17, 2015. Mr. Finley has the power to vote all of the restricted shares. Consequently, the number of shares set forth under Sole Voting Power includes all 212,869 Shares of restricted stock, but the number of Shares set forth under Sole Dispositive Power does not include any Shares of restricted stock that will not vest within 60 days of August 18, 2015.
(11)	Mr. Noden owns 251,527 Shares of restricted stock, all of which will vest after October 17, 2015. Mr. Noden has the power to vote all of the restricted shares. Consequently, the number of shares set forth under Sole Voting Power includes all 251,527 Shares of restricted stock, but the number of Shares set forth under Sole Dispositive Power does not include any Shares of restricted stock that will not vest within 60 days of August 18, 2015.
(12)	The Shares set forth under Sole Voting Power and Sole Dispositive Power also include 2,511 Shares held by Mr. Turner in the Books-A-Million, Inc. 401(k) Profit Sharing Plan. Further, Mr. Turner owns 121,507 Shares of restricted stock, all of which will vest after October 17, 2015. Mr. Finley has the power to vote all of the restricted shares. Consequently, the number of shares set forth under Sole Voting Power includes all 121,507 Shares of restricted stock, but the number of Shares set forth under Sole Dispositive Power does not include any Shares of restricted stock that will not vest within 60 days of August 18, 2015.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following after the final paragraph thereof:

The description of the Management Rollover Agreement in Item 3 and Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Group Administration Agreement, dated as of April 9, 2007, by and among the then-current Reporting Persons, containing the appointment of the Group Administrator as attorney-in-fact.(*)

2	Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of April 9, 2007, by and among the Reporting Persons named on this Schedule 13D (other than Kayrita M. Anderson, Ashley Ruth Anderson/The Ashley Anderson Trust, the Family Foundation Reporting Persons and the GRAT Reporting Persons).(*)

3	Joinder to Group Administration Agreement, dated as of September 2, 2008, by and among the Group Administrator and the then-current Reporting Persons.(**)

4	First Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of March 19, 2010, by and among the members of the Board of Directors of Anderson BAMM Holdings, LLC.(***)

5	Second Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of March 13, 2012, by and among the members of the Board of Directors of Anderson BAMM Holdings, LLC.(****)

6	[Reserved]

7	[Reserved]

8	[Reserved]

9	Proposal Letter, dated April 28, 2012, to the Board of Directors of the Issuer.(*****)

10	Press Release, dated April 30, 2012.(*****)

11	[Reserved]

12	Third Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of July 16, 2012, by and among the members of the Board of Directors of Anderson BAMM Holdings, LLC. (******)

13	Withdrawal Letter, dated July 17, 2012, to the Board of Directors of the Issuer. (******)

14	Joinder to Group Administration Agreement, dated as of April 10, 2014, by and between the Group Administrator and the Lauren A. Anderson Irrevocable Trust.(*******)

15	Fourth Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of April 10, 2014, by and among the members of the Board of Directors of Anderson BAMM Holdings, LLC.(*******)

16	Amendment to Group Administration Agreement, dated as of October 15, 2014, by the Group Administrator.(********)

17	Fifth Amendment to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of October 15, 2014, by and among the members of the Board of Directors of Anderson BAMM Holdings, LLC. (********)

18	Proposal Letter, dated January 29, 2015, to the Board of Directors of the Issuer. (*********)

19	Rollover Letter, dated July 13, 2015, between Parent and the Reporting Persons. (**********)

20	Agreement and Plan of Merger, dated July 13, 2015, by and among Parent, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K dated July 13, 2015). (**********)

21	Voting Agreement, dated July 13, 2015, between Parent, the Issuer and the Reporting Persons (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated July 13, 2015). (**********)

22	Anderson Family Shareholder Agreement, dated January 1, 2005, by and among Charles C. Anderson, Joel R. Anderson, Charles C. Anderson, Jr., Terry C. Anderson, Clyde B. Anderson, and Harold M. Anderson. (**********)

23	Form of Management Rollover Agreement.

(*)	Exhibits No. 1 and No. 2 were filed on April 9, 2007.
(**)	Exhibit No. 3 was filed on September 5, 2008.
(***)	Exhibit No. 4 was filed on March 23, 2010.
(****)	Exhibits No. 5 was originally filed on March 19, 2012. Exhibit 5, as corrected, was re-filed on May 3, 2012.
(*****)	Exhibits No. 9 and No. 10 were filed on April 30, 2012.
(******)	Exhibits No. 12 and No. 13 were filed on July 20, 2012.
(*******)	Exhibits No. 14 and No. 15 were filed on May 22, 2014.
(********)	Exhibits No. 16 and No. 17 were filed on October 23, 2014.
(*********)	Exhibit No. 18 was filed on January 29, 2015.
(**********)	Exhibits No. 19, No. 20, No. 21 and No. 22 were filed on July 13, 2015.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2015

ANDERSON BAMM HOLDINGS, LLC

By:
*
Name:	Charles C. Anderson
Title:	Director

*
Charles C. Anderson

*
Hilda B. Anderson

*
Joel R. Anderson

*
Charles C. Anderson, Jr.

*
Charles C. Anderson, III

*
Terrence C. Anderson

*
Clyde B. Anderson

*
Harold M. Anderson

*
Hayley Anderson Milam

*
Ashley Ruth Anderson

*
Kayrita M. Anderson

THE ASHLEY ANDERSON TRUST

By:	*
Name:	Cumberland Trust Investment Company
Title:	Trustee

LAUREN A. ANDERSON IRREVOCABLE TRUST

By:	*
Name:	Martin R. Abroms
Title:	Trustee

OLIVIA BARBOUR ANDERSON 1995 TRUST

By:	*
Name:	Terrence C. Anderson
Title:	Trustee

ALEXANDRA RUTH ANDERSON IRREVOCABLE TRUST

By:	*
Name:	Charles C. Anderson
Title:	Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST
FBO CHARLES C. ANDERSON, III

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST
FBO HAYLEY E. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST
FBO LAUREN A. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

SECOND ANDERSON GRANDCHILDREN’S TRUST
FBO ALEXANDRA R. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

THIRD ANDERSON GRANDCHILDREN’S TRUST
FBO TAYLOR C. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

FOURTH ANDERSON GRANDCHILDREN’S TRUST
FBO CARSON C. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

FIFTH ANDERSON GRANDCHILDREN’S TRUST
FBO HAROLD M. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

SIXTH ANDERSON GRANDCHILDREN’S TRUST
FBO BENTLEY B. ANDERSON

By:	*
Name:	SunTrust Delaware Trust Company
Title:	Trustee

THE CHARLES C. ANDERSON FAMILY FOUNDATION

By:	*
Name:	Charles C. Anderson
Title:	Chairman

THE JOEL R. ANDERSON FAMILY FOUNDATION

By:	*
Name:	Joel R. Anderson
Title:	Chairman

THE CLYDE AND SUMMER ANDERSON FOUNDATION

By:	*
Name:	Clyde B. Anderson
Title:	Chairman

/s/ Terrance G. Finley
Terrance G. Finley

/s/ R. Todd Noden
R. Todd Noden

/s/ James F. Turner
James F. Turner

As attorney-in-fact*
ABROMS & ASSOCIATES, P.C.

By:	/s/ Martin R. Abroms
Name:	Martin R. Abroms
Title:	President

INDEX TO EXHIBITS

Exhibit No.	Description

23	Form of Management Rollover Agreement.